SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Table of Documents Filed

Page
1.	Press release entitled, “Announcement Regarding Disposal of Treasury Stock” made public on January 4, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 5, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

January 4, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Disposal of Treasury Stock

TOKYO, Japan –January 4, 2006– ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to dispose of a portion of its treasury stock. Details are given below.

1. Reason for Disposal (use of funds)

The treasury stock to be disposed of forms a portion of the remuneration of three executive officers and three group executives during their terms that retired on January 1, 2006. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes.

2. Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company

2.	Number of Shares:	1,950 shares

3.	Disposal Price:	30,600 yen per share (the disposal price is the closing price of common shares of the Company on the Tokyo Stock Exchange on January 4, 2006)

4.	Recipient upon Disposal:	Three executive officers and three group executives who retired on January 1, 2006

3. Further Details

1.	Schedule:	Wednesday, January 4, 2006:	Date of setting disposal price of treasury stock

`		Thursday, January 5, 2006:	Notification of terms for disposal of treasury stock

		Thursday, January 19, 2006:	Application date

		Friday, January 20, 2006:	Payment date

2.	Number of Treasury Stock after Disposal:		468,105 shares

The number of treasury stock does not reflect changes associated with purchases of less than one unit and the exercise of stock options that took place on and after December 1, 2005.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.